SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                     (Amendment No. ------------)


				   Sealed Air Corp
-----------------------------------------------------------------------
                         (Name of Issuer)


                               Common
-----------------------------------------------------------------------
                     (Title of Class of Securities)


				     81211K100
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                           (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Sealed Air Corp.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES

	Park 80 East
	Saddle Brook, NJ 07663-5291
Item 2(a)	NAME OF PERSON FILING
	Davis Selected Advisers, L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Financial Fund
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
		2949 East Elvira Road, Suite 101

	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	81211K100
Item 3	FIELD PURSUANT TO RULE 13d-1(b)

	(e) [X] Investment Adviser registered under Section 203 of the
Investment
	 Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		17,761,807	shares

Abar Foundation	3,700
American Electric	105,400
Atlanta Gas & Light	19,300
Atmos Energy	12,900
Avon Old Farms	2,700
AXP Partners	89,400
Bowne & Co.	7,400
Catholic Mutual	3,700
Champa Trust	5,800
Del Labs PenPl	1,880
Del Labs-Lacrss	170
DetroitLaborers	30,600
Davis Financial Fund	799,000
Davis Growth Opportunity	100,000
DNE Corp	2,200
Davis New York Venture	10,579,400
Davis VaraFinancial	18,500
Davis VaraValue	142,100
Electrical Workers Annuity	24,300
Electrical Workers Pension	41,700
Emma Willard	4,500
Fishkind LLC	4,500
Genesis Depreciation	6,300
Genesis Foundation	2,400
Genesis Pension	3,200
Galveston	4,800
Georgia Corp	38,700
Gonzaga Univ	7,500
GrangeFT	9,600
Hathaway	6,200
Hirsch	3,100
Hoff Family Tr.	4,300
Lewis & Roca	2,600
MassMutual Prt	261,300
MassMutual Var	19,700
Masters Select	90,000
Mattin A	3,200
Mattin B	3,200
Medcen	2,700
MennenFT	14,857
Methodist Home	24,700
MetLife SIP	25,000
Milder CP	5,100
Minn Retail	33,700
Manulife Financial	16,400
Manulife Value	58,400
Mt. Sinai	15,200
Mutual Protect	2,900
NASD	14,900
NASDRegulation	17,400
NedsIsland	10,000
NM Mutual	5,900
Noramco Davis	4,200
NYC Superior	10,000
Omaha	5,000
Plumbers & Pipefitters	3,700
SunAmerica Davis Venture Value	1,207,200
Prudential SP	51,600
Quadsan	5,600
Rappaport	3,100
RL Polk	4,100
Selected American Shares	2,851,700
Scudder - SVS	55,000
Sicav Davis Financial Fund	10,700
Sicav Davis Opportunities	8,300
Sicav Davis Value Fund	166,900
SS Barney Large Cap V	29,100
Selected Special Shares	36,000
Stobie Creek	11,000
Sun America Style Select	24,700
Sun America Style LCV	16,200
Suburban Propane	7,100
SunLife Financial	7,600
SunLifeValue	15,900
Tallahassee	30,000
Temple	1,700
Union Dale	3,800
Via	4,500
Volvo	6,100
Wallace Retire	20,300
Wellstar	6,800
New England Zenith	441,500

	(b) Percent of class			21.21%
Abar Foundation	0.00%
American Electric	0.13%
Atlanta Gas & Light	0.02%
Atmos Energy	0.02%
Avon Old Farms	0.00%
AXP Partners	0.11%
Bowne & Co.	0.01%
Catholic Mutual	0.00%
Champa Trust	0.01%
Del Labs PenPl	0.00%
Del Labs-Lacrss	0.00%
DetroitLaborers	0.04%
Davis Financial Fund	0.95%
Davis Growth Opportunity	0.12%
DNE Corp	0.00%
Davis New York Venture	12.64%
Davis VaraFinancial	0.02%
Davis VaraValue	0.17%
Electrical Workers Annuity	0.03%
Electrical Workers Pension	0.05%
Emma Willard	0.01%
Fishkind LLC	0.01%
Genesis Depreciation	0.01%
Genesis Foundation	0.00%
Genesis Pension	0.00%
Galveston	0.01%
Georgia Corp	0.05%
Gonzaga Univ	0.01%
GrangeFT	0.01%
Hathaway	0.01%
Hirsch	0.00%
Hoff Family Tr.	0.01%
Lewis & Roca	0.00%
MassMutual Prt	0.31%
MassMutual Var	0.02%
Masters Select	0.11%
Mattin A	0.00%
Mattin B	0.00%
Medcen	0.00%
MennenFT	0.02%
Methodist Home	0.03%
MetLife SIP	0.03%
Milder CP	0.01%
Minn Retail	0.04%
Manulife Financial	0.02%
Manulife Value	0.07%
Mt. Sinai	0.02%
Mutual Protect	0.00%
NASD	0.02%
NASDRegulation	0.02%
NedsIsland	0.01%
NM Mutual	0.01%
Noramco Davis	0.01%
NYC Superior	0.01%
Omaha	0.01%
Plumbers & Pipefitters	0.00%
SunAmerica Davis Venture Value	1.44%
Prudential SP	0.06%
Quadsan	0.01%
Rappaport	0.00%
RL Polk	0.00%
Selected American Shares	3.41%
Scudder - SVS	0.07%
Sicav Davis Financial Fund	0.01%
Sicav Davis Opportunities	0.01%
Sicav Davis Value Fund	0.20%
SS Barney Large Cap V	0.03%
Selected Special Shares	0.04%
Stobie Creek	0.01%
Sun America Style Select	0.03%
Sun America Style LCV	0.02%
Suburban Propane	0.01%
SunLife Financial	0.01%
SunLifeValue	0.02%
Tallahassee	0.04%
Temple	0.00%
Union Dale	0.00%
Via	0.01%
Volvo	0.01%
Wallace Retire	0.02%
Wellstar	0.01%
New England Zenith	0.53%
	(i)   sole power to vote or to direct the vote
		Davis Selected Advisers,L.P.      17,761,807
	(ii)  shared power to vote to direct the vote
			N/A
	(iii) sole power to dispose or to direct  the disposition of
		Davis Selected Advisers, L.P.     17,761,807
	(iv)  shared power to dispose or to direct the disposition of
			N/A
Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		January 10, 2002